2-1250 Waverley
Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES GRANT OF OPTIONS

WINNIPEG, Manitoba – (July 18, 2011) Medicure Inc. (the “Company”) (NEX: MPH.H) is pleased to announce that the Company has granted an aggregate of 12,542,000 options to Dr. Friesen, Dawson Reimer, and employees and consultants of the Company pursuant to the Company’s Stock Option Plan (the “Option Grants”). These options entitle the holders thereof to acquire, on or before the tenth anniversary of the date of grant, up to 12,542,000 common shares of the Company at an exercise price being the greater of $0.10 per share and the closing price of the shares on the first full trading day after closing of the Birmingham debt settlement transactions announced today (the “Transactions”). Of the Option Grants, 6,210,000 options were granted to Dr. Friesen and 4,000,000 to Dawson Reimer (the “Insider Option Grants”).

Due to the interests of Dr. Friesen, a director of the Company, and Dawson Reimer, a senior officer of the Company, the Insider Option Grants constitute “related party transactions” for the Company pursuant to Multilateral Instrument 61-101 (“MI 61-101”) Protection of Minority Security Holders in Special Transactions.

The Company is relying on exemptions under MI 61-101 pursuant to which minority security holder approval and a formal valuation are not required where the fair market value of the subject matter of the transaction is not more than 25% of the issuer’s market capitalization.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The primary business activity of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information
Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2010.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com